Investor Relations/Media Contact:

ICR, LLC

Brad Cohen

bcohen@icrinc.com

212-217-6393

CAPLEASE ANNOUNCES PUT OPTION NOTIFICATION FOR 7.50% convertible senior notes

NEW YORK—(BUSINESS WIRE)—August 30, 2012—CapLease, Inc. (NYSE: LSE) today announced that it is notifying holders of its outstanding 7.50% Convertible Senior Notes due 2027 (the “Notes”) that, pursuant to the terms of the Notes and the indenture governing the Notes, they have the option to require the Company to purchase, on October 1, 2012 (the “Repurchase Date”), all or a portion of their Notes (the “Put Option”) at a price equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest to, but not including, the Repurchase Date. The Company will pay for any Notes validly surrendered and not validly withdrawn with cash.

The opportunity to surrender the Notes for purchase pursuant to the Put Option commences today and expires at 5:00 p.m., New York City time, on September 27, 2012, which is the second business day immediately preceding the Repurchase Date. Holders may withdraw any Notes previously surrendered for purchase at any time prior to 5:00 p.m., New York City time, on September 27, 2012. Notes that are not surrendered pursuant to the Put Option will remain outstanding in accordance with the terms of the Notes and the indenture, and may be redeemed by the Company at any time on or after October 16, 2012. The Company has no present plans to redeem any Notes that remain outstanding after the Repurchase Date.

As required by the rules of the Securities and Exchange Commission (the “SEC”), the Company will file a Tender Offer Statement on Schedule TO with the SEC. The Tender Offer Statement will include a notice to holders from the Company (the “Issuer Put Right Notice”) specifying the terms and conditions of the Put Option and the procedures to exercise the Put Option. Holders of Notes are strongly encouraged to read the Issuer Put Right Notice and other relevant documents filed with the SEC before making a decision relating to the Put Option.

None of the Company, its board of directors or its employees have made or are making any representation or recommendation to any holder as to whether or not to surrender Notes pursuant to the Put Option.

Deutsche Bank Trust Company Americas is acting as paying agent for the Put Option. Copies of the Issuer Put Right Notice and additional information relating to the Put Option may be obtained from Deutsche Bank Trust Company Americas by calling 1-800-735-7777 Option #1.

This press release contains statements that are forward-looking. Such forward-looking statements involve risks and uncertainties and actual outcomes may differ materially from those projected. For more information regarding these risks and uncertainties, review CapLease’s filings with the Securities and Exchange Commission.

About CapLease:

CapLease, Inc. is a real estate investment trust, or REIT, that primarily owns and manages single tenant commercial real estate properties subject to long-term leases to high credit quality tenants.

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